rVue Holdings, Inc.

17W220 22nd Street, Suite 200

Oak Brook Terrace, IL 60181

March 8, 2016

VIA EDGAR AS CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:

Ms. Emily C. Drazan, Attorney-Adviser

Ms. Celeste M. Murphy, Legal Branch Chief

Re:

rVue Holdings, Inc.

Preliminary Information Statement on Schedule Pre 14C

Filed February 11, 2016

File No. 000-54348

Ladies and Gentlemen:

This letter sets forth the response on behalf of rVue Holdings, Inc. (the “Company”) to your letter, dated February 22, 2016, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s filing listed above (the “Preliminary 14C Filing”). For your convenience, the comments are reproduced below before the Company’s answers.

1.

Staff Comment: We note your disclosure that the holders of the majority of outstanding shares provided approval by written consent for the amendment. However, according to your beneficial ownership table the parties disclosed do not collectively own the 99,787,933 shares used to obtain written consent. Please specify who provided written consent for this action and describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Company Response: As discussed on the February 25, 2016 conference call among David Orlick, Celeste M. Murphy and Emily C. Drazan of the Staff, and counsel to the Company, the Company has elected to discard, and to take no further action with respect to, any consents obtained with respect to the matters described in the Preliminary 14C Filing. The Company intends to instead seek stockholder consents with respect to such matters through a consent solicitation process including a Consent Solicitation Statement on Schedule 14A containing appropriate disclosures.

The Company has reviewed the disclosures in the Preliminary 14C Filing and this letter with the persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (312) 361-3368 or mpacchini@rvue.com if you have questions regarding our responses or any other questions or concerns.

Sincerely,

/s/ Mark Pacchini

Mark Pacchini

Chief Executive Officer